CoroWare
13110 NE 177th Place, #145
Woodinville, WA 98072
Phone: (844) 641-2676
Fax: (844) 641-2676
http://www.coroware.com

October 7, 2021

SECURITIES AND EXCHANGE COMMISSION

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Re:	CoroWare, Inc.
Offering Statement on Form 1-A
Filed August 31, 2021
File No. 024-11619
Requested Date: October 8, 2021
Requested Time: 4:30 p.m. Eastern Daylight Time

To Whom It May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CoroWare, Inc. (the “Company”) hereby respectfully requests that the above-referenced Tier 1 Offering Statement on Form 1-A (the “Offering Statement”) be declared qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may orally request via telephone call to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

The Company has registered the offering with Puerto Rico and the State of Colorado.

In connection with this acceleration request, the Company acknowledges that:

● should the Commission or the Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing; and

● the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

We request that we be notified of the qualification of the Offering Statement by a telephone call to Gary L. Blum, Esq at (213) 369-8112 or by email (gblum@gblumlaw.com). Please direct any questions or comments regarding this acceleration request to Gary L. Blum, Esq at (213) 369-8112 or by email (gblum@gblumlaw.com).

Should the Staff have any additional questions or comments regarding the foregoing, please do not hesitate to contact me directly at (206) 919-1278.

Sincerely yours,

/s/ Lloyd T. Spencer
Lloyd T. Spencer
President and CEO
CoroWare, Inc.